Form 144
1 (a) Name of issuer:
SOUTH STATE CORPORATION
1 (b) IRS Ident. No.
57-0799315
1 (c) SEC File No.
001-12669
1(d) Address of issuer
520 Gervais Street Columbia, SC 29201
1 (e)Telephone No.
803-231-3539
2(a) Name of person for whose account the securities are to be sold
Robert R. Hill Jr.
2(b) Relationship to Issuer
CEO
2(c) Address Street
934 Hampton Hill Road Columbia, SC 29209
3(a) Title of Class of securities to be sold
Common Stock
3(b) Name and address of each broker through
whom the sec are to be offered/each market maker who is acquiring the securities LPL Financial,
4707 Executive Drive, San Diego, CA 92121-3091
3(c) Number of share or other units to be sold
5,000
3(d)Aggregate Market Value
$313,100.00
3(e) Number of shares or other units outstanding
24,140,272
3(f) Approximate Date of Sale
12/3/2014
3(g) Name of each securities exchange
NASDAQ
Table I  Securities to be Sold
Title of the Class:
Common Stock
Date you acquired:
1/18/07
3/23/07
1/17/08
Nature of Acquisition Transaction

Vested Restricted Stock
Common Stock Dividend-5%
Vested Restricted Stock


Name of Person from Whom Acquired:
South State Corporation
South State Corporation
South State Corporation


Amount of Securities Acquired:
4,000
317
683

Date of Payment:
1/8/11
3/23/07
1/17/12
Nature of Payment:
Service
5% Stock Dividend
Service

Table II  Securities sold during past 3 months:
N/A

Remarks:
This sale is for tax planning purposes.